May 14, 2015

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Expedia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 6, 2015

File No. 000-51447

Dear Ms. Blye:

We have prepared the following responses to address comments contained in your letter dated April 16, 2015 regarding the above-referenced filing. As requested, we are providing information relating to Expedia, Inc.’s (“Expedia” or the “Company”) contacts with Syria since July 30, 2012 (the “Response Period”) for your consideration. References below to “Expedia,” “we” or “us” include Expedia, Inc. as well as its subsidiaries. For your convenience, our responses correspond to the format of your letter.

Background

Expedia is an online travel company, empowering business and leisure travelers with the tools and information they need to efficiently research, plan, book and experience travel. Expedia operates through a variety of brands featuring a global supply portfolio – including approximately 510,000 hotels in over 200 countries, 400 airlines, packages, rental cars, cruises, as well as destination services and activities. Our broad supply portfolio is the result of our efforts to build and maintain long-term, strategic relationships with travel suppliers and global distribution system (GDS) partners. The travel products and services are available on our branded sites, our private label business and our call centers in order to reach our extensive, global audience.

1.

You stated in your letter to us dated July 30, 2012 that you provided travel products and services related to Syria, and that you had no specific plan to change the availability of those product and services. You do not describe in the Form 10-K contacts with Syria. Please provide us with information regarding your contacts with Syria since the referenced letter. You should describe any products or services you have provided into Syria, or to people booking travel to that country, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response:

Expedia branded and private label sites do not currently support Syria air, car, hotel or cruise bookings. We also are not aware of any agreements, commercial arrangements, or other contacts between Expedia and the government of Syria or entities controlled by it, nor do we anticipate entering into any such agreements, arrangements or contacts in the future.

In mid-August 2012, the Company disabled Syria air, car, hotel and cruise booking capabilities on all of its websites for all brands, including bookings through GDS partner systems. As a result, during the Response Period there have been no car, hotel or cruise bookings. With the exception of five Syria air bookings that occurred in early August 2012, there have been no air bookings into, out of, or within Syria during the Response Period.

2.	Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

During the Response Period the Company facilitated five Syria air travel bookings from which the Company derived approximately $4,000 in gross bookings and revenue of less than $350. These bookings are not quantitatively material to Expedia, Inc., which had gross bookings and revenue of $50.5 billion and $5.8 billion, respectively, for the fiscal year ended December 31, 2014. Moreover, we had no assets or liabilities associated with Syria at any time during the Response Period and are not aware of any indication that the limited availability of Syria travel services on our websites in early August 2012 affected investor sentiment, our reputation, or share value. Accordingly, we do not believe that a reasonable investor would conclude that our travel business activities or contacts involving Syria are material in making an investment decision in Expedia.

Finally, as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (425) 679-3644 (phone) or bdzielak@expedia.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ ROBERT J. DZIELAK
Robert J. Dzielak
Executive Vice President, General Counsel and Secretary

cc:	Pradip Bhaumik

Special Council

Office of Global Security Risk

Anne Nguyen Parker

Assistant Director

Division of Corporate Finance

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